SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated May 9, 2018, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	03/31/2018	03/31/2017
Results of the period (nine-month period)	11,290	6,506
Attributable to:
Shareholders of the controlling company	9,405	3,784
Non-controlling interest	1,885	2,722

2. Other integral results of the period	in million ARS
	03/31/2018	03/31/2017
Other integral results of the period (nine-month period)	1,945	2,164
Attributable to:
Shareholders of the controlling company	(619)	602
Non-controlling interest	2,564	1,562

3. Total integral results of the period	in million ARS
	03/31/2018	03/31/2017
Total integral results of the period (nine-month period)	13,235	8,670
Attributable to:
Shareholders of the controlling company	8,786	4,386
Non-controlling interest	4,449	4,284

4. Equity details	in million ARS
	03/31/2018	03/31/2017
Share Capital	575	575
Treasury shares	4	4
Comprehensive adjustment of capital stock and of treasury shares	123	123
Additional paid-in capital	793	793
Premium for trading of treasury shares	18	16
Legal Reserve	143	143
Special Reserve (Resolution CNV 609/12)	2,751	2,751
Cost of treasury share	(26)	(29)
Changes in non-controlling interest	(2,416)	(198)
Reserve for share-based payments	79	76
Reserve for future dividends	494	494
Reserve for conversion	828	974
Special Reserve	2,081	-
Reserve for coverage instruments	25	40
Reserve for defined benefit plans	(74)	(38)
Other subsidiary reserves	36	35
Retained earnings	25,217	20,047
Shareholders’ Equity attributable to controlling company’s shareholders	30,651	25,806
Non-controlling interest	28,400	18,272
Total shareholder's equity	59,051	44,078

5. Adjustments of previous results	in million ARS
03/31/2017
Change in the valuation method of investment properties	2,707
Attributable to:
Shareholders of the controlling company	1,646
Non-controlling interest	1,061

Pursuant to Article 62 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 578,676,460 (including treasury shares) which is divided into 578,676,460 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each.

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 366,788,251 shares directly and indirectly (through Helmir S.A.), which represents 63.77% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Moreno 877, 23rd floor, Autonomous City of Buenos Aires, Argentina.

We also inform that on March 31, 2018, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 208,478,513 nominative non-endorsable ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each from the Company that represents 36.03% of the issued share capital.

As of March 31,2018 there are no convertible options or negotiable obligations in circulation to acquire our shares.

Among the news of the period ended on March 31, 2018, the following can be highlighted:

  ●
Adjusted EBITDA for the  nine-month period of FY 2018 was ARS 10,116 million (ARS 2,140 million from Argentina Business Center and ARS 7,976 million from Israel Business Center), increasing by 35.0% compared to the same period of 2017 (14% of increase in Argentina Business Center and 44% in Israel Business Center).

  ●
Net result for the nine months’ period of FY18 registered a gain of ARS 11,290 million compared to a gain of ARS 6,506 million in the same period of fiscal year 2017, mainly explained by a higher result due to a change in the fair value of investment properties due to the impact of the tax reform implemented in Argentina and for the effects of the exchange rate on them, offset by the loss recorded in our center of operations in Israel as a result of the partial debt swap made by Discount Corporation Ltd. ("DIC").

  ●
Tenant Sales in our malls  grew by 24% during the nine-month period of FY2018 while the average rent of the office portfolio reached USD/sqm 26.9. Adjusted EBITDA of the rental segment increased by 19.1% in the compared period.

  ●
We reached  98.6% occupancy in our shopping malls, 91.1% occupancy in our offices and 71.9% in our hotels’ portfolio.

  ●
In Israel Business Center, we have sold during the quarter and subsequently, an additional 10% of Clal Insurance through two swap transactions. The stake of IDBD in Clal reduced to 34.8% of its stock capital.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: May 9, 2018